AGENIX

AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

82-34639

05012128

SEC#82-5258

11 October 2005

SUPPL

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 7 October 2005.

We are providing copies of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Neil Leggett
Company Secretary

SEC MAIL RECEIVED PROCESSING
OCT 27 2005
WASH. D.C. 192 SECTION

10/31

AGENIX

Company Announcement

7 October 2005

Delayed Arrival of Prospectus in Singapore and Hong Kong

Agenix Limited has previously announced that the prospectus, supplementary prospectus and entitlement and acceptance forms in relation to the 1:4 rights issue announced to ASX on 19 September 2005 had been despatched to shareholders on 30 September 2005.

The documents were air mailed to shareholders in Singapore and Hong Kong.

We have been contacted by some shareholders in Singapore and Hong Kong to advise that they have not received the documents.

Agenix wishes to advise all shareholders in Singapore and Hong Kong that we are despatching another set of documents to them today by courier.

END

N Leggett
Company Secretary